

Mail Stop 4720

September 24, 2009

Roy A. Guthrie
Executive Vice President and Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

> **Re:** **Discover Financial Services**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 27, 2009**
> **File No. 001-33378**

Dear Mr. Guthrie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A, filed February 27, 2009

2008 Summary Compensation Table, page 28

1. Please tell the staff whether any of the amounts disclosed in the "Bonus" column for the years 2007 and/or 2008 were based on the achievement of any performance criteria in accordance with the Discover Omnibus Incentive Plan or other incentive plan. If so, please provide to the staff the amounts that were paid as a result of the achievement of specified performance criteria, if different from

the total amounts already disclosed. In addition, revise future filings to disclose in the "Bonus" column only those amounts not earned by meeting performance measures in the non-equity incentive plan. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. If you categorize these payments as bonuses, please advise the staff whether you have determined that these amounts are deductible under Section 162(m) of the Internal Revenue Code.

2008 Grants of Plan-Based Awards Table, page 29

2.   We note your omission of the Grants of Plan-Based Awards table. We also note the stated reasons for such omission. However, it appears that this table should have been included as part of your compensation disclosure. In particular, we note that you had a non-equity incentive plan in place in fiscal 2008. Although the actual amounts paid may have occurred after completion of the fiscal year, Item 402(d) of Regulation S-K nevertheless requires disclosure of the "estimated future [or possible] payout upon satisfaction of the conditions in question." Refer to Item 402(d)(2)(iii) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 120.02. Please confirm that future filings will be revised accordingly.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel